UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Rise Gold Corp.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

76760R100

(CUSIP Number)

Michael Gentile

305 Avenue Brock N

Montreal-West, Quebec H4X 2G4

(514) 591-4227

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 28, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 76760R100

1	NAME OF REPORTING PERSONS Michael Gentile
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,360,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,360,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,360,000*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 1,680,000 shares of Common Stock underlying currently exercisable warrants.

** Based on a total of 32,787,798 shares of Common Stock outstanding on January 28, 2022.

Item 1. Security and Issuer.

The name of the issuer is Rise Gold Corp., a British Columbia corporation ("Issuer"), which has its principal executive offices at Suite 650, 669 Howe Street, Vancouver, British Columbia, Canada V6C 0B4. This statement relates to the Issuer's class of common stock, par value $0.001 per share ("Common Stock").

Item 2. Identity and Background.

(a): The reporting person is Michael Gentile.

(b): The reporting person's address is 305 Avenue Brock N, Montreal-West, Quebec, Canada H4X 2G4.

(c): The reporting person's present principal occupation or employment is President and CEO of Integritas Financial Consulting, which provides advisory and consulting services to public corporations and individuals, as well as a role as Senior Portfolio Manager at Bastion Asset Management, an investment management firm. The address of Integritas Financial Consulting is 305 Avenue Brock North, Montreal-West, Quebec, Canada H4X 2G4. The address of Bastion Asset Management is 1470 Peel Street Suite 480, Montreal, Quebec, Canada H3A 1T1.

(d): During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the reporting person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the reporting person being subject, either currently or in the past, to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) The reporting person is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration.

On January 28, 2022, the reporting person purchased 1,680,000 units in a private offering from the Company at a per unit purchase price of $0.40 and a total purchase price of $672,000. The units were comprised of a total of 1,680,000 shares of Common Stock and 1,680,000 warrants to buy Common Stock, with each warrant having an exercise price of $0.60 and a term ending on January 28, 2024. The reporting person used his personal funds to pay for these shares and warrants. The shares and warrants were registered in the name of a Quebec corporation that is wholly owned by the reporting person.

Item 4. Purpose of Transaction.

The reporting person purchased the shares of Common Stock and warrants as described in Item 3 for investment purposes. The reporting person intends to influence the policies of the Issuer with a goal of maximizing the value of the Common Stock.

As of the date hereof, and except as otherwise disclosed herein, the reporting person does not have any plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The reporting person may purchase, sell or transfer Common Stock beneficially owned by the reporting person from time to time in public or private transactions depending on economic and other considerations. Any such transactions may be effected at any time or from time to time subject to any applicable limitations imposed on the sale of the Common Stock by applicable law.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this statement, the reporting person beneficially owns a total of 3,360,000 shares of Common Stock of the Issuer, which is 9.7% of the class of Common Stock, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. As of January 28, 2022, the Issuer had a total of 32,787,798 shares of Common Stock outstanding. The Common Stock beneficially owned includes 1,680,000 shares of Common Stock issued and outstanding and 1,680,000 shares of Common Stock underlying currently exercisable warrants to buy Common Stock. Rule 13d-3 provides, in part, that shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option or warrant) within 60 days. In computing the percentage ownership of any person under Rule 13d-3, the number of shares outstanding is deemed to include the number of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of the person does not necessarily reflect a person's actual ownership or voting power with respect to the number of shares actually outstanding.

(b) The reporting person has sole voting and dispositive power with respect to the securities of the Issuer beneficially owned by him.

(c) During the last 60 days, the reporting person has not acquired any equity securities of the Issuer except as disclosed in Item 3.

(d) No person other than the reporting person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the reporting person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2022

/s/	Michael Gentile
Michael Gentile